Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 13 DATED MARCH 19, 2025

TO THE PROSPECTUS DATED APRIL 29, 2024

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 29, 2024 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of April 1, 2025;
•
to disclose the calculation of our February 28, 2025 net asset value ("NAV") per share/unit for all share/unit classes; and
•
to provide an update on the status of our current public offering.

April 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2025 (and repurchases, if applicable, as of March 31, 2025) is as follows:

Transaction Price (per share)
Class S	$21.0490
Class D	$21.1572
Class I	$20.9698
Class F-S	$21.2455
Class F-D	$21.2455
Class F-I	$20.8648
Class A-I	$21.2870
Class A-II	$21.2455
Class A-III	$21.2401

The transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares and Class A-III shares is equal to such class's NAV per share as of February 28, 2025. A detailed presentation of the NAV per share/unit is set forth below. As of February 28, 2025, we had not sold any Class F-S shares or Class F-D shares, and all of the Class A-II shares issued and outstanding were exchanged for Class A-III shares on November 4, 2024. As a result, the transaction price for each of our Class F-S shares, Class F-D shares and Class A-II shares is based on our total NAV per share as of February 28, 2025. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

February 28, 2025 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of February 28, 2025 ($ and shares/units in thousands):

Components of NAV	February 28, 2025
Investments in real estate	$290,000
Investments in real estate debt	949,367
Cash and cash equivalents	128,756
Restricted cash	98
Other assets	5,573
Mortgage notes at fair value, net of deferred financing costs	(35,710)
Secured debt arrangements, net	(168,265)
Other liabilities	(15,131)
Accrued performance participation allocation	(57)
Management fee payable	(884)
Net asset value	$1,153,747
Number of outstanding shares/units	54,306

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$121	$101	$22,178	$32,665	$373,410	$594,261	$11,876	$115,646	$3,489	$1,153,747
Number of outstanding shares/units	6	5	1,058	1,565	17,542	27,978	556	5,433	163	54,306
NAV per share/unit as of February 28, 2025	$21.0490	$21.1572	$20.9698	$20.8648	$21.2870	$21.2401	$21.3644	$21.2870	$21.3644	$21.2455

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. Once we establish new values for our real estate investments, we provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto. The valuations of our real properties as of February 28, 2025, excluding certain newly acquired properties that are held at cost which we believe reflects the fair value of such properties, were provided by the independent valuation advisor in accordance with our valuation procedures. Certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property types where we have multiple real estate investments. Once we own more than one retail and one multifamily property, we will include the key assumptions for each such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.7%	6.3%

A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values
Discount rate	0.25% Decrease	+1.98%
(weighted average)	0.25% Increase	(1.93)%
Exit Capitalization Rate	0.25% Decrease	+2.27%
(weighted average)	0.25% Increase	(2.10)%

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 31, 2025 ($ and shares/units in thousands):

Components of NAV	January 31, 2025
Investments in real estate	$289,200
Investments in real estate debt	934,412
Cash and cash equivalents	114,399
Restricted cash	98
Other assets	6,247
Mortgage notes at fair value, net of deferred financing costs	(35,704)
Secured debt arrangements, net	(168,958)
Other liabilities	(19,811)
Accrued performance participation allocation	(30)
Management fee payable	(858)
Net asset value	$1,118,995
Number of outstanding shares/units	52,681

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$121	$100	$21,550	$32,650	$363,960	$570,847	$11,286	$115,107	$3,374	$1,118,995
Number of outstanding shares/units	6	5	1,027	1,564	17,102	26,882	528	5,409	158	52,681
NAV per share/unit as of January 31, 2025	$21.0539	$21.1634	$20.9775	$20.8701	$21.2817	$21.2353	$21.3582	$21.2817	$21.3582	$21.2408

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission the offer and sale of a maximum of $5.0 billion in shares of our common stock in a continuous offering (the "Offering"), consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 50,708,633 shares of our common stock (consisting of approximately 29,848,202 Class A-III shares, 151,835 Class A-II shares, which were repurchased prior to the exchange of all issued and outstanding Class A-II shares for Class A-III shares on November 4, 2024, 18,020,426 Class A-I shares, 1,615,954 Class F-I shares, 1,061,789 Class I shares, 4,677 Class D shares, and 5,750 Class S shares) in our primary offering for total proceeds of approximately $1.0 billion and (ii) 405,232 shares of our common stock (consisting of approximately 25,745 Class A-III shares, 316,929 Class A-I shares, 52,936 Class F-I shares, 9,546 Class I shares, and 76 Class D shares) pursuant to our distribution reinvestment plan for a total value of approximately $8.5 million. No other classes of shares were issued or sold in the Offering as of the date hereof. We intend to continue selling shares in the Offering on a monthly basis.